Reply Attention of: Stewart L. Muglich Our File No.: 6694 001 Direct Line: (604) 692-3023 Email: smuglich@sangramoller.com

April 13, 2007

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Attention:    Michael Clampitt, Senior Attorney

Dear Mr. Clampitt:

RE:    Pure Pharmaceuticals Corporation - Registration Statement on Form SB-2/A
           Filed on December 28, 2006 - File No. 333-134659

We act as counsel for Pure Pharmaceuticals Corporation (the "Company") and write in connection with the comment letter dated January 24, 2007 (the "Comment Letter") from the Securities and Exchange Commission (the "SEC") commenting on the Form SB-2/A filed by the Company on December 28, 2006. On behalf to the Company, we provide the following responses to your comments. For your ease of reference, we have set out below, in italics, the comments contained in the Comment Letter, with the Company's responses following each comment.

General

1.
You disclose that Roger Gordon owns almost 30% of the stock of the Company. Please revise your disclosure in accordance with Item 407 of Regulation S-K as it appears that Mr. Gordon as a director is not independent.

This additional disclosure has been provided in accordance with the director independence rules of the NASDAQ stock exchange (see "Directors, Executive Officers, Promoters and Control Persons - Director Independence").

2.	Your next response letter should make the acknowledgements referred to in the closing summary below.

The acknowledgements referred to in the closing summary of your letter dated January 24, 2007 will be made in a separate letter requesting acceleration of the effective date of the registration statement which we intend to file in due course subject to any further comments from the SEC.

Summary, page 4

3.	We note your response to comment number 8. Please revise to provide a time period, such as a range of years, to disclose to investors how soon you foresee your first product going into production.

With respect to the first branch of the Company's business plan (Marketing of Third Party MFAs), the Company is already producing and marketing third-party owned MFAs in Canada as of the three month period ended December 31, 2006 (see "Plan of Operation - Results of Operations (unaudited) for the Three months ended December 31, 2006" and "Plan of Operation - Milestones - Our Progress so far").

With respect to the second branch of the Company's business plan (Identification and Registration of Off-patent MFAs), we have provided a timeline for the production and importation of our identified MFAs (see "Summary - The Company - Identification and Registration of Off-patent MFAs").

Risk Factors, page 6

4.	We note your response to comment number 14; however, we see that the language, "there can be no assurance that," still remains on page 10 and elsewhere. Please revise to remove such language.

This language has now been removed from all risk factors.

5.	We note your response to comment number 15. Please expand this risk factor to explain more fully the risks related to dilution.

The risks relating to dilution have been more fully elaborated.

The manufacturers of identified MFAs will be located overseas. Disruptions or delays…, page 6

6.	We note your response to comment number 21. Please revise to disclose the quantitative costs of outsourcing, or direct us to where you have discussed these.

This reference to outsourcing has been revised to clarify that it is management’s belief that overseas outsourcing is more cost-effective compared to domestic production. The foundation for such a belief has also been included (see "Description of Business - Identification and Registration of Off-patent MFAs").

Over at least the next 24 months, the Company’s outsourcing costs will directly relate to the procurement of third-party MFAs from overseas suppliers. This is a variable cost dependent on various factors including, among other things, negotiation outcomes, market conditions and quantities purchased and is not easily quantified.

We note that a discussion of other (non-manufacturing) personnel costs anticipated in both Asia and North America has been included under "Description of Business-Requirement for Personnel and other Consultants".

Description of Business, page 21

7.
We note your response to comment number 35. Please revise to disclose a list of milestones, the source of funds and the timing of the steps referred to in the comment, or direct us to where you specifically have discussed these.

A detailed list of milestones, their timelines and the source of funds to accomplish such milestones have now been added under a separate heading (see "Plan of Operation - Milestones").

Plan of Operation, page 34

8.	We note your response to prior comment number 46. Please revise to include your response in the Form SB-2.

We have accordingly included the response under "Plan of Operation".

Legal Opinion

9.	Revise to file another legal opinion as the opinion originally filed indicates 12.6 million shares, not the current offering of 6.6 million shares.

A revised legal opinion for the current offering of 6.6 million shares has been accordingly filed concurrently with this letter.

Consolidated Financial Statements
General

10.
Please note the updating requirements of Item 310 of Regulation S-B. Alternatively, if your interim financial statements as of and for the three month period ended December 31, 2006 are not available before the date your registration statement is declared effective, please revise your MD&A to include a recent developments section describing your most recent interim results of operations and any significant transactions since September 30, 2006.

The unaudited interim financial statements for the three-month period ended December 31, 2006 have now been included with the SB-2/A.

11.    Include an updated consent of the independent auditors in the pre-effective amendment.

An updated consent of the independent auditors has been accordingly filed along with the SB-2/A.

Note 7. Restatement, page 51

12.
We note your response to our prior comment 59 and your revised disclosures on page 51. It is unclear to us how your adjustment for foreign current transaction losses could result in both a reduction of general and administrative expenses and an increase to accumulated other comprehensive losses in offsetting amounts. We note your disclosure on page 45 that gains and losses arising on translation are included as a separate component of stockholders' equity while foreign currency transaction gains or losses are included in net loss. Please revise your filing to further clarify the nature of your restatement and what each adjustment represents.

The foreign exchange restatement recorded is only with respect to translation losses. We did not record any transaction losses in the periods presented. Accordingly, we have revised the disclosure in our restatement note in order to clarify the nature of our restatement(s), as follows:

The Company has restated its financial statements for the year ended September 30, 2005 in order to:

(1)	record the fair value of donated rent provided to the Company by a director, being $9,600, an amount that was previously unrecognized; and

(2)	reduce general and administrative expenses and increase accumulated other comprehensive loss by translation gains and losses of $559.

13.
As a related matter, we note your disclosure on page 47 that as of September 30, 2006, the company had no items that represented a comprehensive loss and therefore has not included a schedule of comprehensive loss in the financial statements. Based on your Statement of Stockholders' Equity on page 43, it appears that you had foreign currency translation gains during the year ended September 30, 2006 and therefore, a schedule of comprehensive income/loss would have been appropriate. Please revise your filing accordingly to correct this discrepancy.

We have revised the disclosure on page 47, as follows:

k)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. The Company’s accumulated other comprehensive loss consists solely of accumulated foreign currency translation adjustments. The Company had a comprehensive loss of $65,000 and $52,508 which includes a foreign currency translation gain (loss) of $(559) and $455 at September 30, 2006 and 2005, respectively.

In light of the minor nature of these changes and subject to any comments from the SEC, we intend to request, on behalf of the Company, acceleration of the effective date of the pending registration statement. Consequently, we would be pleased if you could revert with your comments at your earliest convenience.

Concurrent with the filing of the SB-2/A on EDGAR, we are also forwarding via courier two blacklined copies of the same to your office.

We trust the foregoing to be in order but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

SANGRA MOLLER LLP

/s/ Stewart L. Muglich
Per:
Stewart L. Muglich
(New York State Bar No. 098563)

SLM/tp